Exhibit 99.1

PRESS RELEASE
SOURCE : Neptune Technologies & Bioressources

Acasti Pharma Inc. to showcase at the Cambridge Healthtech Institute and the BioPharmaceutical Strategy Series

Laval, Québec, CANADA – Laval, April 14, 2010. Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) announces that Acasti Pharma Inc. (“Acasti”) is a proud sponsor and presenter at the 7th Annual Alliance Management congress and the 2nd Annual Combination Drug Therapies Conference, both organized by the Cambridge Healthtech Institute (CHI) and the BioPharmaceutical Strategy Series to be held April 13-14 in Philadelphia, PA. Acasti will present its unique positioning in the field of Cardiometabolic disorders and its action plan for successful collaboration with worldwide pharmaceutical industry leaders and its strategy for implementation.

Acasti believes that the latest results obtained and publicly presented at scientific meetings by Acasti position the company to increase its share of the cardiovascular pharmaceutical market. Acasti is working towards generating short-term revenues while pursuing the pharmaceutical development of its prescription drug candidate (CaPre™). CaPre™ was shown to be effective in beneficially modulating mixed lipid profiles in various healthy and diseased rat and mouse models, which exhibit high cholesterol, harboring obesity and diabetes conditions, by significantly reducing triglycerides (60%) and bad cholesterol - LDL (28%) while simultaneously increasing good cholesterol - HDL (25%).

The presentation will highlight that nutraceuticals, medical foods, over-the-counter and prescribed drugs are no longer being developed in silos, thus revealing new horizons. Acasti will give an overview and perspectives for combination products in all four areas, encompassing regulatory challenges and new business opportunities. In Acasti’s view, the industry should be determined to develop and commercialize innovative approaches that combine the best options to benefit patients.

“It is quite a unique opportunity for Acasti to introduce itself and exchange views on its corporate strategy in seeking alliances for its new product lines, while providing opportunities for in/out licensing agreements” said Dr. Tina Sampalis, President of Acasti Pharma Inc. “This is the first time that Acasti goes public in that sort of forum while showcasing its platform and products to the pharmaceutical industry. It is the beginning of a long-term relationship that we want to establish with international and strategic industrial partners who are seeking the next best product to manage the complexity of mixed dyslipidemia associated with the ever-increasing problems of obesity and diabetes” she added.

About Neptune Technologies & Bioressources Inc.
Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc
Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm
NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:	Acasti Contact:
Neptune Technologies & Bioressources Inc.	Acasti Pharma Inc.
André Godin, V.P. Administration and Finance	Dr. Tina Sampalis, President
+1 450.687.2262	+1 450.686.4555
a.godin@neptunebiotech.com	t.sampalis@acastipharma.com
www.neptunebiotech.com	www.acastipharma.com

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Statements in this press release thatare not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private SecuritiesLitigation ReformAct of 1995 and Canadian securities laws. Such forward-lookingstatements involve known and unknown risks, uncertainties, andother unknown factors that could cause the actual results of the Company to be materially different fromhistorical results or from any future results expressed or impliedby such forward-looking statements. In addition to statements which explicitly describesuch risks and uncertainties, readers are urgedto consider statements labeled withthe terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statementscontained hereinare also subject generally to otherrisks and uncertainties that are described from time to time in theCompany's reports filed with the Securities and Exchange Commissionand the Canadian securities commissions.